
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 6, 2011

via U.S. mail and facsimile

Howard Brecher, Acting Chief Executive Officer
Value Line, Inc.
220 East 42nd Street
New York, New York 10017-5891

> **RE: Value Line, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **Filed July 16, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 6, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended July 31, 2010,**
> **October 31, 2010 and January 31, 2011**
> **File No. 0-11306**

Dear Mr. Brecher:

We have reviewed your response letter dated March 31, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. We have considered your responses regarding the restructuring of the capital structure of EAM, and we do not object to your use of the equity method of accounting for your remaining interest. Please note that it appears EAM is a variable interest entity (VIE). Please refer to the guidance in ASC 810-10-15-14.b.1 and ASC 810-10-15-14.c.1. As such, in future filings please provide the disclosures required by ASC 810-50 for variable interests that are not the primary beneficiary of a VIE. Please also note that ASC 810-10 requires the controlling financial interest (i.e., primary beneficiary) analysis be reconsidered each reporting period. Please provide us with the disclosures you intend to include in future filings.

2. Please note that for each annual reporting period you will need to consider the requirements of Rule 3-09 of Regulation S-X to determine whether you need to include as an exhibit EAM's audited financial statements. Please note that we would consider the operating entities transferred to the trust to be predecessors to EAM, and their historical financial statements also may be required.

3. We note your response to comment 12 in our letter dated March 4, 2011. We continue to have concerns about the estimated fair value of your remaining investment in EAM. Please provide us with a copy of the valuation report prepared by the third party valuation firm utilized to estimate the fair value, in addition to any other documentation that supports the estimates made in the discounted cash flow method.

4. We note that you have included the $7 million of cash and liquid securities you contributed to EAM as part of your investment in EAM and in the determination of the gain recognized on deconsolidation. We also note the provision in Section 2.1(b) of the Declaration of Trust the following statements:

    > Each of VLI and the Company acknowledges that at the time of the Conversion a portion of such monies relate to unused Rule 12b-1 payments previously made by certain of the Funds to ESI, which portion will be reduced and eliminated over time through excess marketing payments being made by the Company.

    Please tell us more about what these statements mean, including whether these payments are considered liabilities of EAM to the Funds. Please also tell us the amount of money that relates to these Rule 12b-1 payments required to be reduced by future excess marketing payments of EAM. Finally, please tell us how you determined that the entire $7 million contribution represents excess capital that should be recognized as part of your investment in EAM and in the determination of the gain from deconsolidation.

    You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant